SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No.  1)

_________________________

AMERICAN CONSUMERS, INC.
(Name of the Issuer)

American Consumers, Inc.
(Name of Person(s) Filing Statement)

Common Stock, $0.10 par value per share
(Title of Class of Securities)

02524A100
(CUSIP Number of Class of Securities)

Paul R. Cook
President and Chief Executive Officer
P.O. Box 2328
Fort Oglethorpe, Georgia 30742
(706) 861-3347
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person(s) Filing Statement)

Copy to:
Steven R. Barrett
Husch Blackwell LLP
736 Georgia Avenue, Suite 300
Chattanooga, Tennessee 37402
(423) 266-5500

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e–3(c) under the Securities Exchange Act of 1934 (“the Act”).
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation (1)	Amount of Filing Fee (2)
$92,153	$10.70

(1)
Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of approximately 92,153 shares of Common Stock, par value $0.10 per share, for $1.00 per share in cash in lieu of issuing fractional shares to holders of less than one share after the proposed reverse/forward stock split.

(2)	Determined pursuant to Rule 0-11(b)(1) by multiplying $92,153.30 by .00011610.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$10.70
Form or Registration No.:	Schedule 13E-3 (SEC File No. 005-18570)
Filing Party:	American Consumers, Inc.
Date Filed:	February 18, 2011

INTRODUCTION

This Amendment No. 1 (this “Amendment”) to Rule 13e-3 Transaction Statement (as amended, the “Transaction Statement”) amends the Schedule 13E-3 Transaction Statement filed by American Consumers, Inc., a Georgia corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on February 18, 2011.  This Amendment is being filed concurrently with the filing of a preliminary proxy statement pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which we refer to herein as the Proxy Statement.  As of the date hereof, this Proxy Statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the Proxy Statement.  The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference.

All parenthetical references under the various Items contained in this Schedule 13E-3 are references to corresponding Items contained in Regulation M-A under the Exchange Act.  Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

Item 1. Summary Term Sheet.

The information set forth in the Proxy Statement under “SUMMARY TERM SHEET” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)            Name and Address. The name of the subject company is American Consumers, Inc., a Georgia corporation (the “Company”).  The Company’s principal executive offices are located at 55 Hannah Way, Rossville, Georgia 30741.  The Company’s postal address is P.O. Box 2328, Fort Oglethorpe, Georgia, 30742, and its telephone number is (706) 861-3347.

(b)            Securities. The subject class of equity securities to which this Schedule relates is the Company’s common stock, par value $0.10 per share (the “Common Stock”), of which 749,475 shares were issued and outstanding as of February 22, 2011 the record date for the Company's Special Meeting of Shareholders to vote on this transaction.

(c)            Trading Market and Price. The information set forth in the Proxy Statement under “ADDITIONAL INFORMATION REGARDING THE COMPANY AND THE SPECIAL MEETING – Market for the Company’s Common Stock” is incorporated herein by reference.

(d)            Dividends. The information set forth in the Proxy Statement under “ADDITIONAL INFORMATION REGARDING THE COMPANY AND THE SPECIAL MEETING – Dividend Policy” is incorporated herein by reference.

(e)            Prior Public Offerings. The Company has not made an underwritten public offering of the Common Stock for cash that was registered under the Securities Act of 1933, or exempt from registration pursuant to Regulation A thereunder, during the three years preceding the date of the filing of this Schedule 13E-3.

(f)            Prior Stock Purchases.  The information set forth in the Proxy Statement under “ADDITIONAL INFORMATION REGARDING THE COMPANY AND THE SPECIAL MEETING – Stock Purchases” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)            Name and Address. The filing person, the Company, is also the subject company. The Company’s address and telephone number are provided in Item 2(a) above. The executive officers and directors of the Company are set forth below.

Executive Officers

Paul R. Cook	Chairman of the Board, President and Chief Executive Officer;
Chief Financial Officer and Treasurer
Michael T. Richardson	Executive Vice President and Chief Operating Officer
Reba S. Southern	Secretary

Board of Directors:	10%/Controlling Shareholders:
Paul R. Cook	ZBR, Inc.
Michael T. Richardson	Diana K. Richardson
Virgil E. Bishop
Andrew V. Douglas
Thomas L. Richardson
Danny R. Skates

The address of each executive officer, director and 10% shareholder of the Company, for purposes of this Schedule, is c/o American Consumers, Inc., P.O. Box 2328, Fort Oglethorpe, Georgia 30742, and the telephone number is (706) 861-3347.

    (b)            Business and Background of Entities. ZBR, Inc. (“ZBR”) is a Subchapter S corporation, formed under the laws of the State of Georgia by Zuma B. Richardson, the late founder of our Company, to hold the controlling stock interest in the Company.  Currently, the directors and executive officers of ZBR are Diana K. Richardson and Paul R. Cook.  Diana K. Richardson serves as ZBR’s President, Chief Executive Officer and Treasurer, in addition to being its controlling shareholder.  Prior to the death of her late husband, Michael A. Richardson in November 2009, Diana K. Richardson served as Vice President, Assistant Secretary and Assistant Treasurer of ZBR.  She also has served as a part-time advertising consultant to the Company since January 2010.  Paul R. Cook, Chief Executive Officer and President of the Company, also serves as Vice President and Secretary of ZBR and holds a 15% equity interest in ZBR but does not possess any voting or investment power with respect to shares of the Company’s Common Stock held by ZBR.  During the last five years and to the Company’s knowledge, no person discussed in this paragraph has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws.

(c)            Business and Background of Natural Persons. The information set forth in Items 3(a) and 3(b) above is incorporated herein by reference.  All of the Company’s directors and executive officers are United States citizens.  During the last five years and to the Company’s knowledge, none of the Company’s directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws.  Additional information concerning the directors and executive officers of the Company is set forth in the Proxy Statement under “ADDITIONAL INFORMATION REGARDING THE COMPANY AND THE SPECIAL MEETING – Directors and Executive Officers,” and is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)            Material Terms. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET,” “SPECIAL FACTORS,” “PROPOSAL NO. 1 AMENDMENT TO THE COMPANY’S ARTICLES OF INCORPORATION TO EFFECT THE REVERSE STOCK SPLIT,” “PROPOSAL NO. 2 AMENDMENT TO THE COMPANY’S ARTICLES OF INCORPORATION TO EFFECT THE FORWARD STOCK SPLIT,” and “ADDITIONAL INFORMATION REGARDING THE REVERSE/FORWARD STOCK SPLIT” is incorporated herein by reference.

(c)            Different Terms. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET,” “SPECIAL FACTORS – Effects of the Reverse/Forward Stock Split – Effects of the Transaction on the Shareholders” is incorporated herein by reference.

(d)            Appraisal Rights. The information set forth in the Proxy Statement under “SPECIAL FACTORS – Dissenters’ Rights” is incorporated herein by reference.

(e)            Provisions for Unaffiliated Security Holders. The Company has not made any provision in connection with the transaction to grant unaffiliated security holders access to the Company’s corporate files or to obtain counsel or appraisal services at the Company’s expense.  See also the disclosure set forth in the Proxy Statement under “SPECIAL FACTORS – Fairness of the Reverse/Forward Stock Split – Procedural Fairness,” which is incorporated herein by reference.

(f)            Eligibility for Listing or Trading.  Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a)            Transactions. None.

(b)            Significant Corporate Events.  The information set forth in the Proxy Statement under “SPECIAL FACTORS – Background of the Reverse/Forward Stock Split,” and “ADDITIONAL INFORMATION REGARDING THE COMPANY AND THE SPECIAL MEETING – Past Contact, Transactions, Negotiations and Agreements” is incorporated herein by reference.

(c)            Negotiations or Contacts. None.

(e)            Agreements Involving the Subject Company’s Securities. None.

Item 6. Purposes of the Transaction and Plans or Proposals.

(b)            Use of Securities Acquired.  The information set forth in the Proxy Statement under “SPECIAL FACTORS – Effects of the Reverse/Forward Stock Split – Effects of the Transaction on the Company” and “SPECIAL FACTORS – Anticipated Accounting Treatment” is incorporated herein by reference.

(c)            Plans.

(1)              None.

(2)              None.

(3)              The information set forth in the Proxy Statement under “SUMMARY TERM SHEET” and “SPECIAL FACTORS – Effects of the Reverse/Forward Stock Split – Effects of the Transaction on the Company” and “SPECIAL FACTORS – Source of Funds and Expenses” and is incorporated herein by reference.

(4)              None.

(5)              None.

(6)              None.

(7)              The information set forth in the Proxy Statement under “SUMMARY TERM SHEET,” “SPECIAL FACTORS – Purposes of and Reasons for the Reverse/Forward Stock Split,” “SPECIAL FACTORS – Effects of the Reverse/Forward Stock Split,” and “ADDITIONAL INFORMATION REGARDING THE REVERSE/FORWARD STOCK SPLIT – Effective Date for the Transaction” is incorporated herein by reference.

(8)              The information set forth in the Proxy Statement under “SUMMARY TERM SHEET,” “SPECIAL FACTORS – Purposes of and Reasons for the Reverse/Forward Stock Split,” “SPECIAL FACTORS – Effects of the Reverse/Forward Stock Split,” and “ADDITIONAL INFORMATION REGARDING THE REVERSE/FORWARD STOCK SPLIT – Effective Date for the Transaction” is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a)            Purposes. The information set forth in the Proxy Statement under “SPECIAL FACTORS – Purposes of and Reasons for the Reverse/Forward Stock Split” is incorporated herein by reference.

(b)            Alternatives. The information set forth in the Proxy Statement under “SPECIAL FACTORS – Alternatives Considered” is incorporated herein by reference.

(c)            Reasons. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET,” “SPECIAL FACTORS – Purposes of and Reasons for the Reverse/Forward Stock Split” is incorporated herein by reference.

(d)            Effects. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET,” “SPECIAL FACTORS – Effects of the Reverse/Forward Stock Split,” “SPECIAL FACTORS – Material Federal Income Tax Consequences” is incorporated herein by reference.

Item 8. Fairness of the Transaction.

(a)            Fairness and (b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET” and “SPECIAL FACTORS – Fairness of the Reverse/Forward Stock Split” is incorporated herein by reference.

(c)            Approval of Security Holders, (d) Unaffiliated Representative and (e) Approval of Directors. The information set forth in the Proxy Statement under “SPECIAL FACTORS – Background of the Reverse/Forward Stock Split” and “SPECIAL FACTORS – Fairness of the Reverse/Forward Stock Split” is incorporated herein by reference.

(f)            Other Offers. Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations.

(a)          Availability of Documents. The information set forth in the Proxy Statement under “Annex C – The Financial Advisor’s Valuation of the Company’s Common Stock as of August 31, 2010” and "SPECIAL FACTORS – Opinion of Independent Financial Advisor,” “Annex D– The Financial Advisor’s Fairness Opinion” is incorporated herein by reference.

(c)              Report, Opinion or Appraisal and (b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under  “Annex C – The Financial Advisor’s Valuation of the Company’s Common Stock as of August 31, 2010” and “SPECIAL FACTORS – Background of the Reverse/Forward Stock Split” and “SPECIAL FACTORS – Opinion of Independent Financial Advisor,” “Annex D – The Financial Advisor’s Fairness Opinion” is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

(a)            Source of Funds, (b) Conditions, (c) Expenses, and (d) Borrowed Funds. The information set forth in the Proxy Statement under “SPECIAL FACTORS – Source of Funds and Expenses” and “ADDITIONAL INFORMATION REGARDING THE COMPANY AND THE SPECIAL MEETING – Costs of Proxy Solicitation and the Reverse/Forward Stock Split” is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

(a)            Securities Ownership. The information set forth in the Proxy Statement under “ADDITIONAL INFORMATION REGARDING THE COMPANY AND THE SPECIAL MEETING – Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.

(b)            Securities Transactions. None.

Item 12. The Solicitation or Recommendation.

(d)            Intent to Tender or Vote in a Going-Private Transaction and (e) Recommendations of Others. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET,” “SPECIAL FACTORS – Potential Conflicts of Interest of Officers, Directors and Certain Affiliated Persons,” “PROPOSAL NO. 1 AMENDMENT TO THE COMPANY’S ARTICLES OF INCORPORATION TO EFFECT THE REVERSE STOCK SPLIT,” “PROPOSAL NO. 2 AMENDMENT TO THE COMPANY’S ARTICLES OF INCORPORATION TO EFFECT THE FORWARD STOCK SPLIT,” and “ADDITIONAL INFORMATION REGARDING THE COMPANY AND THE SPECIAL MEETING – Record Date, Vote Required and Related Matters” is incorporated herein by reference.

Item 13. Financial Statements.

(a)            Financial Information.  The information set forth in the Proxy Statement under “FINANCIAL INFORMATION,” Annex E – American Consumers, Inc. – Financial Statements and Management’s Discussion and Analysis for the Fiscal Year Ended May 29, 2010” and “Annex F – American Consumers, Inc. – Financial Statements and Management’s Discussion and Analysis for the Fiscal Quarter Ended November 27, 2010” is incorporated herein by reference.

(b)            Pro Forma Information. Not applicable.

(c)            Summary Information. The information set forth in the Proxy Statement under “ADDITIONAL INFORMATION REGARDING THE REVERSE/FORWARD STOCK SPLIT – Financial Information” is incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a)            Solicitations or Recommendations and (b) Employees and Corporate Assets. The information set forth in the Proxy Statement under “ADDITIONAL INFORMATION REGARDING THE COMPANY AND THE SPECIAL MEETING – Costs of Proxy Solicitation and the Reverse/Forward Stock Split” is incorporated herein by reference.

Item 15. Additional Information.

(b)            Other Material Information.  The information contained in the Proxy Statement, including all annexes attached thereto, is incorporated herein by reference.

Item 16. Exhibits.

Exhibit Number	Description*
(a)(1)	Preliminary Proxy Statement of the Company. (Incorporated by reference to the Schedule 14A filed by the Company with the Securities and Exchange Commission on March 9, 2011).
(b)(1)
Business Loan Agreement between the Company and Gateway Bank and Trust Company, dated as of May 20, 2010, for $800,000 Revolving Line of Credit.  (Incorporated by reference to Exhibit 10.56 to the Company’s Current Report on Form 8-K dated May 20, 2010.)

(b)(2)
Promissory Note between the Company and Gateway Bank and Trust Company, dated as of May 20, 2010, for renewal of $800,000 Revolving Line of Credit.  (Incorporated by reference to Exhibit 10.57 to the Company’s Current Report on Form 8-K dated May 20, 2010.)

Exhibit Number	Description*
(b)(3)
Commercial Security Agreement between the Company and Gateway Bank and Trust Company for renewal of $800,000 Revolving Line of Credit, dated as of May 20, 2010.  (Incorporated by reference to Exhibit 10.58 to the Company’s Current Report on Form 8-K dated May 20, 2010.)

(b)(4)
Assignment of Deposit Account between the Company and Gateway Bank and Trust Company for renewal of $800,000 Revolving Line of Credit, dated as of May 20, 2010.  (Incorporated by reference to Exhibit 10.59 to the Company’s Current Report on Form 8-K dated May 20, 2010.)

(b)(5)
Letter Agreement, dated as of May 20, 2010, between the Company and Gateway Bank and Trust Company, related to Business Loan Agreement and Promissory Note, each dated as of May 20, 2010.  (Incorporated by reference to Exhibit 10.60 to the Company’s Current Report on Form 8-K dated May 20, 2010.)

(c)(1)	Southard Financial Valuation of the Company’s Common Stock as of August 31, 2010. (Incorporated by reference to Annex C of the Schedule 14A filed by the Company with the Securities and Exchange Commission on March 9, 2011).

(c)(2)	Southard Financial Fairness Opinion. (Incorporated by reference to Annex D of the Schedule 14A filed by the Company with the Securities and Exchange Commission on March 9, 2011).

(d)	None.

(f)
Detailed description of Dissenters’ Rights applicable to the Reverse/Forward Stock Split. (Incorporated by reference to the information set forth in the Proxy Statement under “SPECIAL FACTORS – Dissenters’ Rights” and Annex B in the Schedule 14A filed by the Company with the Securities and Exchange Commission on March 9, 2011).

(g)	None.

*All references incorporating exhibits from documents previously filed by the Company with the SEC are to SEC File No. 0-5815.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2011	/s/ Paul R. Cook
Paul R. Cook President and Chief Executive Officer American Consumers, Inc.

Exhibit Index

Exhibit Number	Description*
(a)(1)	Preliminary Proxy Statement of the Company. (Incorporated by reference to the Schedule 14A filed by the Company with the Securities and Exchange Commission on March 9, 2011).

(b)(1)
Business Loan Agreement between the Company and Gateway Bank and Trust Company, dated as of May 20, 2010, for $800,000 Revolving Line of Credit.  (Incorporated by reference to Exhibit 10.56 to the Company’s Current Report on Form 8-K dated May 20, 2010.)

(b)(2)
Promissory Note between the Company and Gateway Bank and Trust Company, dated as of May 20, 2010, for renewal of $800,000 Revolving Line of Credit.  (Incorporated by reference to Exhibit 10.57 to the Company’s Current Report on Form 8-K dated May 20, 2010.)

(b)(3)
Commercial Security Agreement between the Company and Gateway Bank and Trust Company for renewal of $800,000 Revolving Line of Credit, dated as of May 20, 2010.  (Incorporated by reference to Exhibit 10.58 to the Company’s Current Report on Form 8-K dated May 20, 2010.)

(b)(4)
Assignment of Deposit Account between the Company and Gateway Bank and Trust Company for renewal of $800,000 Revolving Line of Credit, dated as of May 20, 2010.  (Incorporated by reference to Exhibit 10.59 to the Company’s Current Report on Form 8-K dated May 20, 2010.)

(b)(5)
Letter Agreement, dated as of May 20, 2010, between the Company and Gateway Bank and Trust Company, related to Business Loan Agreement and Promissory Note, each dated as of May 20, 2010.  (Incorporated by reference to Exhibit 10.60 to the Company’s Current Report on Form 8-K dated May 20, 2010.)

(c)(1)	Southard Financial Valuation of the Company’s Common Stock as of August 31, 2010. (Incorporated by reference to Annex C of the Schedule 14A filed by the Company with the Securities and Exchange Commission on March 9, 2011).

(c)(2)	Southard Financial Fairness Opinion. (Incorporated by reference to Annex D of the Schedule 14A filed by the Company with the Securities and Exchange Commission on March 9, 2011.)

(d)	None.

(f)
Detailed description of Dissenters’ Rights applicable to the Reverse/Forward Stock Split. (Incorporated by reference to the information set forth in the Proxy Statement under “SPECIAL FACTORS – Dissenters’ Rights” and Annex B in the Schedule 14A filed by the Company with the Securities and Exchange Commission on March 9, 2011).

(g)	None.

*All references incorporating exhibits from documents previously filed by the Company with the SEC are to SEC File No. 0-5815.